SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934*
             (ALSO CONSTITUTES AMENDMENT NO. 1 -- FINAL TO SCHEDULE
               13D OF GENERAL INSTRUMENT CORPORATION, VOTING TRUST
              UNDER VOTING TRUST AGREEMENT, DATED AS OF NOVEMBER 9,
                 1999 AND CHASEMELLON SHAREHOLDER SERVICES, LLC)


                         NEXT LEVEL COMMUNICATIONS, INC.
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                                (Name of Issuer)


                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
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                         (Title of Class of Securities)


                                   65333U 10 4
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                                 (CUSIP Number)


                                CAROL H. FORSYTE
                   VICE PRESIDENT AND SENIOR CORPORATE COUNSEL
                                 MOTOROLA, INC.
                 1303 EAST ALGONQUIN ROAD, SCHAUMBURG, IL 60196
                                 (847) 576-5000
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                  (Name, Address and Telephone Number of Person
                 Authorized to Receive Notices and Communications)


                                 JANUARY 5, 2000
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             (Date of Event Which Requires Filing of This Statement)

    If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.[_]

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                       (Continued on the following pages)
                               (Page 1 of 6 pages)




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*    The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.  65333U 10 4                   13D                         Page 2 OF 2


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  1   NAME OF REPORTING PERSONS
      Motorola, Inc.

      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS


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  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a)  [_]
                                                                       (b)  [_]


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  3   SEC USE ONLY


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  4   SOURCE OF FUNDS

      OO

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  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(D) OR 2(E)
                                                                           [_]


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  6   CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware


                 ---------------------------------------------------------------
NUMBER OF SHARES  7   SOLE VOTING POWER
                      64,103,724
                 ---------------------------------------------------------------
  BENEFICIALLY    8   SHARED VOTING POWER
    OWNED BY          0
                 ---------------------------------------------------------------
 EACH REPORTING   9   SOLE DISPOSITIVE POWER
                      64,103,724
                 ---------------------------------------------------------------
  PERSON WITH     10  SHARED DISPOSITIVE POWER
                      0
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 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      64,103,724

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 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES

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 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      80.4%

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 14   TYPE OF REPORTING PERSON
      CO

                        STATEMENT PURSUANT TO RULE 13d-1

                                     OF THE

                          GENERAL RULES AND REGULATIONS

                                    UNDER THE

                   SECURITIES EXCHANGE ACT OF 1934, AS AMENDED



ITEM 1.           SECURITY AND ISSUER.

      This statement on Schedule 13D (this "Statement") relates to the Common Stock, par value $0.01 per share (the "Shares"), of Next Level Communications, Inc., a Delaware corporation (the "Company") and amends and supplements all information contained in the initial statement on Schedule 13D (the "Initial Statement") filed on November 22, 1999 by General Instrument Corporation, a Delaware corporation ("General Instrument"), the Voting Trust and the Trustee (each as defined and identified in the Initial Statement) on which Shares were previously reported as beneficially owned by General Instrument. The Company's principal executive offices are at 6085 State Farm Drive, Rohnert Park, California 94928. Unless otherwise indicated, capitalized terms used but not defined herein shall have the same meanings assigned to such terms in the Initial Statement and are incorporated herein by reference.

ITEM 2.           IDENTITY AND BACKGROUND.

      (a) - (c), (f) This Statement is being filed by Motorola, Inc., a Delaware corporation ("Motorola"). Motorola's principal executive offices are located at 1303 East Algonquin Road, Schaumburg, Illinois 60196. Motorola is a global leader in providing integrated communications solutions and embedded electronic solutions. These include: (i) software-enhanced wireless telephone, two-way radio, messaging and satellite communications products and systems, as well as networking and Internet-access products, for consumers, network operators, and commercial, government and industrial customers; (ii) embedded semiconductor solutions for customers in the consumer, networking and computing, transportation and wireless communications markets; and (iii) embedded electronic systems for automotive, communications, imaging, manufacturing systems, computer and consumer markets.

      The names, business addresses and present principal occupations or employment of the directors and executive officers of Motorola are set forth in the attached Appendix 1, which is incorporated herein by reference. To the best of Motorola's knowledge, all directors and executive officers of Motorola are citizens of the United States.

      (d) - (e) Neither Motorola, nor to the best of Motorola's knowledge, any of the directors or executive officers listed on Appendix 1 has been, during the last five years, (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      On January 5, 2000, pursuant to an agreement and plan of merger (the "Agreement and Plan of Merger"), dated September 14, 1999, General Instrument merged with and into Lucerne Acquisition Corp. ("Lucerne"), a Delaware corporation and a wholly-owned subsidiary of Motorola (the "Merger"). As a result of the Merger the separate corporate existence of Lucerne ceased and General Instrument continued as the surviving corporation as a wholly-owned subsidiary of Motorola. In connection with the Merger, each outstanding share of General Instrument common stock was exchanged for 0.575 shares of Motorola common stock, with cash in lieu of any fractional Motorola shares that former General Instrument stockholders would have otherwise received.

      As a result of the Merger, General Instrument became a wholly-owned subsidiary of Motorola, the Voting Trust was terminated and, therefore, Motorola became the sole beneficial owner of the 64,103,724 Shares of the Company held by General

Instrument, with the sole voting and investment power with respect to such Shares. Consequently, Motorola has assumed the reporting obligations with respect to such Shares, and no future statements on Schedule 13D or amendments will be filed by General Instrument, the Voting Trust or the Trustee with respect to such Shares.

ITEM 4.           PURPOSE OF TRANSACTION.

      Beneficial ownership of the 64,103,724 Shares was acquired by Motorola as part of the Merger. Reference is made to Motorola's Registration Statement on Form S-4 (File No. 333-88735) for more information regarding the Merger, including the background and reasons therefor. Prior to the Merger, beneficial ownership of the 64,103,724 Shares was with General Instrument. Reference is made to the Initial Statement for more information regarding beneficial ownership of such Shares by General Instrument, the Voting Trust and the Trustee.

     Prior to the Merger, the 64,103,724 Shares were held in the Voting Trust, which was terminated upon the Merger. Following such termination, such Shares were registered to General Instrument. Pursuant to the Corporate and Intercompany Agreement described in Item 6 below, upon termination of the Voting Trust, the Company's board of directors took action to appoint the following Motorola employees as Company directors: Randall S. Battat, Ferdinand C. Kuznik, Dennis N. Rheault and Richard D. Severns. Prior to the Merger, General Instrument appointed its employee Richard C. Smith as a Company director. Subsequent to the Merger, Mr. Smith is an employee of Motorola and continues to serve as a Company director.

      As a result of the Merger and related transactions described herein, Motorola is able to exercise a majority of the total voting power of the Company and has appointed a majority of the Company's board of directors. Except in connection with the agreements and arrangements described herein, Motorola has no current plans or proposals which relate to or would result in any of the events described in Items (a) through (j) of Item 4 to Schedule 13D. Motorola does, however, expect to evaluate on an ongoing basis its intentions with respect to the Company and may determine to pursue one or more of the actions specified in Items (a) through (j).

      Motorola currently intends to maintain beneficial ownership of all of its Shares. However, Motorola may acquire beneficial ownership of additional Shares or sell or otherwise dispose of beneficial ownership of any or all of the Shares it beneficially owns. Motorola reserves the right to change its plans and intentions at any time and to take any action, with respect to the Company or any of its debt or equity securities, in any manner permitted by law. Reference is made to the Lock-Up Agreement described in Item 6 below for certain restrictions on the ability to sell or otherwise dispose of the 64,103,724 Shares.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

     (a) - (b) As a result of the Merger, Motorola beneficially owns 64,103,724 Shares, which represented approximately 80.4% of the outstanding Shares following the completion of the initial public offering of Shares on November 15, 1999 (based on information set forth on the Prospectus dated November 9, 1999 filed by the Company with the Securities and Exchange Commission (the "Commission") pursuant to Rule 424(b)(4) under the Securities Act of 1933 on November 10, 1999). Motorola has the sole power to vote or to direct the vote and sole power to dispose or direct the disposition of such Shares.

      (c) Except as described in Appendix 1 attached hereto, none of Motorola nor, to the knowledge of Motorola, any of the individuals identified in Appendix 1 has executed any transactions in the Company's stock during the past 60 days.

      (d) There is no person that has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by Motorola.

       (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF ISSUER.

      General Instrument entered into the following agreements with respect to its ownership of the Shares that are now beneficially owned by Motorola. The following summary of certain provisions of these agreements is qualified in its entirety by reference to these agreements themselves, which are filed as exhibits hereto and hereby incorporated by reference.

      Lock-Up Agreement. As an inducement to the underwriters in connection with the Company's initial public offering of Shares, General Instrument entered into a lock-up agreement (the "Lock-Up Agreement") pursuant to which it agreed not to sell or otherwise dispose of any Shares for 180 days after November 9, 1999 without the prior written consent of Credit Suisse First Boston Corporation.

      Corporate and Intercompany Agreement. General Instrument and the Company have entered into the Corporate and Intercompany Agreement, dated as of November 15, 1999, (the "Corporate and Intercompany Agreement") under which, among other things, the Company has granted General Instrument and its affiliates a continuing option to purchase additional Shares or shares of non-voting capital stock of the Company. If the Company issues any additional equity securities after its initial public offering, General Instrument and its affiliates may exercise this option to purchase: (i) Shares to the extent necessary for them to maintain their then-existing percentage of the total voting power; and (ii) shares of non-voting capital to the extent necessary to own 80% of any class of non-voting capital stock which may be outstanding. The purchase price of the Shares will be the market price of the common stock. The purchase price of non-voting capital stock will be the price at which third parties may purchase this stock. The stock option expires if General Instrument and its affiliates beneficially own less than 30% of the outstanding Shares.

      The Corporate and Intercompany Agreement also provides that, immediately upon the termination of the Voting Trust, the Company and its board of directors will take all actions necessary to appoint on the date of termination any number of additional directors nominated by General Instrument. As indicated in Item 4 above, upon the Merger, the Company's board appointed certain individuals as Company directors at Motorola's request.

      Registration Rights Agreement. General Instrument, Spencer Trask Investors LLC ("Spencer Trask") and the Company entered into a registration rights agreement, dated as of November 15, 1999 (the "Registration Rights Agreement"). Under the Registration Rights Agreement, the Company granted to these stockholders and their affiliates the right to request that the Company use its best efforts to register their Shares under federal and state securities laws so that they may sell or dispose of their Shares in accordance with these laws. So long as General Instrument and its affiliates own 30% of the Company's outstanding common stock, they will not be limited in the number of times they may make that request. After their ownership declines below that level, they will be able to cause the Company to effect up to four demand registration of their Shares. Under customary "piggy-back" registration rights, General Instrument and its affiliates will also be entitled to include their shares in all registrations of common stock that the Company makes, either for a sale by the Company or any of its stockholders, subject to customary exceptions. The Company will pay for all out-of-pocket expenses relating to these registrations and indemnify General Instrument and its affiliates against liabilities under securities laws. General Instrument and its affiliates may generally assign these registration rights to transferees of their Shares.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

     1. Form of Agreement and Plan of Merger, by and among Motorola, Lucerne and General Instrument (incorporated by reference to Appendix A to Motorola's registration statement ("Motorola's Registration Statement") on Form S-4, File No. 333-88735, filed with the Commission on November 30, 1999).

     2. Form of Registration Rights Agreement, by and among General Instrument, the Company and Spencer Trask (incorporated by reference to Exhibit 4.2 to amendment number 6 ("Amendment No. 6") to the Company's registration statement on Form S-1, File No. 333-85999 (the "Registration Statement"), filed with the Commission on November 9, 1999).

     3. Form of Voting Trust Agreement, by and among General Instrument, the Company and ChaseMellon Shareholder Services, LLC, as trustee (incorporated by reference to Exhibit 9.1 to Amendment No. 6).

     4. Form of Lock-Up Agreement (incorporated by reference to Exhibit D to the form of an underwriting agreement (the "Underwriting Agreement") filed as Exhibit 1.1 to amendment number 4 ("Amendment No. 4") to the Registration Statement, filed with the Commission on October 29,
            1999).

     5. Form of Corporate and Intercompany Agreement, between General Instrument and the Company (incorporated by reference to Exhibit
            10.2 to Amendment No. 6).

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  January 14, 2000


MOTOROLA, INC.


By:   /s/ Carl F. Koenemann
      --------------------------------------

Name:  Carl F. Koenemann
Title: Executive Vice President and Chief Financial Officer

                                   APPENDIX 1

INFORMATION CONCERNING THE DIRECTORS AND EXECUTIVE OFFICERS OF MOTOROLA

      The following table sets forth the name, business address, and principal occupation or employment at the present time for each director and executive officer of Motorola. Unless otherwise noted, each such person is a citizen of the United States. In addition, unless otherwise noted, each such person's business address is c/o Motorola, Inc., 1303 East Algonquin Road, Schaumburg, Illinois 60196.

                           DIRECTORS OF MOTOROLA, INC.

Gary L. Tooker. . . .Retired; formerly Chairman of the Board of Directors of
Motorola, Inc.

Christopher B. Galvin. . . .Chairman of the Board and Chief Executive Officer,
Motorola, Inc. since June 1999.

Robert W. Galvin. . . .Chairman of the Executive Committee, Motorola, Inc.

Robert L. Growney. . . .President and Chief Operating Officer, Motorola, Inc.

Ronnie C. Chan. . . .Chairman, Hang Lung Development Group. His business address is: Hang Lung Development Company Limited, 28/F Standard Chartered Bank Building, 4 Des Voeux Road Central, Hong Kong.

H. Laurance Fuller. . . .Co-Chairman, BP Amoco, p.l.c. His business address is:
BP Amoco, p.l.c., 200 East Randolph Street, Chicago, IL 60601.

Anne P. Jones. . . .Consultant. Her business address is: 5716 Bent Branch Road,
Bethesda, MD 20816.

Donald R. Jones. . . .Retired; formerly Chief Financial Officer, Motorola, Inc.
His business address is: 182 Old Wick Lane, Inverness, IL 60067.

Judy C. Lewent. . . .Senior Vice President and Chief Financial Officer, Merck &
Co., Inc. Her business address is: Merck & Co., Inc., One Merck Drive, Whitehouse Station, NJ 08889.

Dr. Walter E. Massey. . . .President of Morehouse College. His business address is: Morehouse College, 830 Westview Drive, SW, Atlanta, GA 30314.

Nicholas Negroponte. . . .Director of Media Laboratory of Massachusetts
Institute of Technology. His business address is: Massachusetts Institute of Technology Media Lab, 20 Ames St. E15-210, Cambridge, MA 02139.

John E. Pepper, Jr. . . .Chairman of the Board, Proctor & Gamble Co. His
business address is: Procter & Gamble Co., One Procter & Gamble Plaza, Cincinnati, OH 45202.

Samuel C. Scott III. . . .President and Chief Operating Officer, Corn Products
International. His business address is: CPC International, Inc. 6500 Archer Road, Summit-Argo, IL 60501.

B. Kenneth West. . . .Senior Consultant for Corporate Governance to Teachers
Insurance and Annuity Association-College Retirement Equities Fund. His business address is: Harris Bankcorp, Inc. P.O. Box 775, Chicago, IL 60609.

Dr. John A. White. . . .Chancellor, University of Arkansas. His business address is: University of Arkansas, 425 Administration Building, Fayetteville, AR 72701.

                         EXECUTIVE OFFICERS OF MOTOROLA
                    (WHO ARE NOT ALSO DIRECTORS OF MOTOROLA)

Keith J. Bane. . . .Executive Vice President and President, Global Strategy and
Corporate Development.

Robert L. Barnett. . . .Executive Vice President and President, Commercial,
Government and Industrial Solutions Sector, Communications Enterprise.

Edward D. Breen. . . . Executive Vice President and President, Broadband
Communications Sector, Communications Enterprise.**

Arnold S. Brenner. . . .Executive Vice President and President, Global
Government Relations and Standards.

Glen A. Gienko. . . .Executive Vice President and Motorola Director of Human
Resources.

Merle L. Gilmore. . . .Executive Vice President and President, Communications
Enterprise.

Joseph M. Guglielmi. . . .Executive Vice President and President, Integrated
Electronic Systems Sector.

Bo Hedfors. . . .Executive Vice President and President, Network Solutions
Sector, Communications Enterprise.

Carl F. Koenemann. . . .Executive Vice President and Chief Financial Officer.

Ferdinand C. Kuznik. . . .Executive Vice President and President, Motorola
Europe, Middle East, and Africa.

A. Peter Lawson. . . .Executive Vice President, General Counsel and Secretary.

James A. Norling. . . .Executive Vice President and President, Personal
Communications Sector, Communications Enterprise and Deputy to the Chief Executive Office.

Hector Ruiz. . . .Executive Vice President and President, Semiconductor Products
Sector.

C. D. Tam. . . .Executive Vice President and President, Asia Pacific Region.

Frederick T. Tucker. . . .Executive Vice President and Deputy to the Chief
Executive Office.

Richard W. Younts. . . .Executive Vice President and Senior Advisor on Asian
Affairs.





------------------------------
      ** As required by Item 5(c) of this Statement, and in connection with the Issuer's initial public offering of Shares, Mr. Breen purchased 23,500 Shares on November 9, 1999 at $20.00 per share. On November 10, 1999, through open market transactions, Mr. Breen sold 10,000 Shares at $58.00 per share and 13,500 Shares at $58.8935 per share.